

September 16, 2010

Stuart J. Rosenthal
c/o Factor Capital Management, LLC
1 Penn Plaza
36th Floor
New York, NY 10119

> **Re:** **Factorshares S&P 2X US Equity Premium (File No. 333-164754)**
> **Factorshares S&P 2X US Anti-Equity Premium (File No. 333-164758)**
> **Factorshares S&P 2X US Equity Anti-USD (File No. 333-164757)**
> **Factorshares S&P GSCI 2X Crude Oil Premium (File No. 333-164756)**
> **Factorshares S&P GSCI 2X Gold Premium (File No. 333-164755)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 16, 2010**

Dear Mr. Rosenthal:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Please note that page number references in our letter correspond to page numbers in the marked, courtesy copy of amendment no. 2 that you provided to us.

General

1.   We note disclosure on the cover page indicating that Timber Hill LLC agreed to purchase 200,000 shares as the Initial Purchaser. Please confirm that Timber Hill will not purchase or agree to purchase your shares until after the registration statement is declared effective.

2.   We note that you use the phrase "Substitute Futures and Financial Instruments, as applicable" throughout the prospectus. Please provide a plain English description of what this phrase means the first time you use it.

Investment Objectives of the Funds, page 5

3.   We note your response to comment 6 in our letter dated June 21, 2010. The revised disclosure in the table on page 10 for the FactorShares S&P US Anti-Equity Premium fund with respect to its long and short investments appears to be inconsistent with the disclosure immediately following the table under the subheading "Overview of the Funds" which states that the FactorShares S&P US Anti-Equity Premium fund seeks to track the difference in daily returns between the interest rate and U.S. equity market segments by primarily establishing a leveraged long position in the Treasury Index Futures Contract and a leveraged short position in the Equity Index Futures Contract. Additionally, the information appearing in the chart and related disclosure on page 75 under the subheading "Leveraged Inverse Funds" seems to contradict some of this earlier disclosure. Please advise or revise.

Description of the S&P Factor Index Series, page 89

Composition of the Indexes, page 93

4.   We note your response to comment 17 in our letter dated June 21, 2010. Please revise to identify more specifically the sub-index futures contracts. For example, currently it is not clear how the components of the Equity Index Futures Contract provide a substitute instrument for large-cap U.S. Equities. Provide appropriate clarification with respect to each of the sub-index futures contracts.

Description of the Shares; The Funds; Certain Material Terms of the Trust Agreements, page 125

The Managing Owner, page 127

5.   We note your disclosure on page 127 regarding each Manager, Messrs. Muhr and Rosenthal. Please revise to separately describe the specific experience, qualifications, attributes or skills of each of these two individuals that led to the conclusion that they should serve as Managers. In other words, specifically state why each person was selected to be a member of the Board of Managers. Please see Item 401(e)(1) of Regulation S-K.

Financial Statements and Notes

6.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esq.
       James C. Munsell, Esq.